POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

General

The following information, prepared as at 13 June 2007, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (“the Company” or “PolyMet”) for the period ended 30 April 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Restatement

During the quarter ended 31 October 2006, the Company re-examined its accounting for stock-based compensation and its accrual procedures. As a result of this re-examination, the Company determined that stock-based compensation and pre-feasibility expenses were inappropriately measured and recognized during the quarter ended 30 April 2006. As a result, for the quarter ended 30 April 2006, stock based compensation was understated by $1,837,000, pre-feasibility costs were understated by $242,000 and loss for the period was understated by $2,203,000. The company has restated its interim consolidated financial statements for the quarter ended 30 April 2006 for the items above resulting an increase in loss per share of $0.02.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”). The Company now owns 100% of the Erie Plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the option agreement previously announced in February 2004.

The Erie Plant is 10 kilometers away from the NorthMet deposit, was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. The new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce a “bulk concentrate” containing copper, nickel, cobalt and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that confirms to National Instrument 43-101 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at $72 million for the first 20 years.

During the quarter ended April 30, 2007, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet project including the activities noted below.

The Company has completed its scheduled winter drilling program and is currently awaiting the results of assays which are expected to be complete in the latter part of the second quarter.

In January 2007, the Company submitted its NorthMet Project Description to state and federal regulators. The Project Description lays out the Company’s development plans and proposed environmental safeguards. Independent environmental contractors are preparing the Environmental Impact Statement (“EIS”) for the project. In May 2007 PolyMet reported an updated permit and development schedule for the NorthMet project as the Minnesota Department of Natural Resources ("DNR") announced that the draft EIS is anticipated to be available by early November 2007.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The issuance of a final EIS would allow the DNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of finance.

In March 2007, PolyMet appointed key operating and construction staff for the development of the NorthMet project. The Company also engaged URS Corporation (“URS”) as lead contractor for the Engineering, Procurement and Construction Management of the NorthMet Project. PolyMet expects to benefit from URS’ International purchasing group as well as its project control systems that will provide cost and schedule monitoring for the Company and the anticipated project finance lenders. It is planned that Bateman will continue as the Owner’s Engineer and the DFS team will remain as the Process Design group. To optimize the construction phase of the project, Bateman has commenced developing detailed process packages in conjunction with the completion of the DFS.

Since completing the DFS in 2006, and in parallel with the environmental and permitting process,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some interim products which could be commence before the entire project is completed, shortening the timeline to first revenues and reducing the pre-revenue capital expenditure. Should this be practicable, PolyMet anticipates achieving initial revenues in early 2009.

Construction of NorthMet is expected to be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities;
2.	Construction of a new hydrometallurgical plant;
3.	Construction of the mine and reactivation of some existing mine infrastructure; and
4.	Implementation of environmental safeguards.

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project was approved by the Minnesota Public Utilities Commission.

In addition to the aforementioned developments relating to the NorthMet Project, PolyMet completed the following corporate related activities.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

In March 2007, BNPP, acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet Project. Micon is undertaking a detailed review of the DFS.

On 8 March 2007, the Company announced that William D. Corneliuson joined its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

In May 2007, Warren Hudelson decided to retire from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but he will continue as an advisor to the Company in connection with permitting of the NorthMet property.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Results of Operations

For the three months ended April 30, 2007 (the “2008 first quarter”) compared to the three months ended April 30, 2006 (the “2007 first quarter”)

a) Loss for the Period:

During the three months ended 30 April 2007, the Company incurred a loss of $897,000 ($0.01 loss per share) compared to a loss of $7.878 million ($0.07 loss per share) in the fiscal 2007 first quarter. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September, the Company commenced capitalizing those costs directly related to the NorthMet project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area), and
  During the 2008 first quarter stock-based compensation expense was $391,000 compared to $3.789 million in the 2007 first quarter due to the fact that the options issued in 2008 have vesting periods while those in 2007 vested on issuance and $766,000 of stock option costs were capitalized to mineral property, plant and equipment in the 2008 first quarter (2007 - $nil).

General and Administrative expense in the three months ended 30 April 2007 excluding non-cash stock based compensation expenses was $904,000 compared with $516,000 for the three months ended 30 April 2006. The Company reported an increase in expenditures for:

  Consulting fees of $159,000 (2006 - $85,000) as a result of the issuance of a bonus for successful completion of equity financing in the quarter;
  Professional fees of $171,000 (2006 - $81,000) due to increased legal and other advisory fees, and
  Travel costs of $186,000 (2006 - $88,000) due to increased corporate activity.

Foreign exchange translation gains were $324,000 for the three months ended 30 April 2007 (prior year period - $59,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

During the quarter ended 31 October 2006, the Company re-examined its accounting for stock-based compensation and its accrual procedures. As a result of this re-examination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarter ended 30 April 2006.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes for the quarter ended 30 April 2006 were as follows:

Line Item	As Previously	Revised
(All figures in Thousands of U.S. dollars except Loss per share)	Reported
Pre-feasibility costs	3,453	3,695
Stock-based compensation	1,952	3,789
General and administrative costs	2,345	4,305
Loss for the Period	5,675	7,878
Deficit	39,742	42,584
Loss per share	(0.05)	(0.07)
Accounts payable and accrued liabilities	491	799
Contributed surplus	5,860	7,697

b) Cash Flows:

Cash provided by operating activities in the three months ended 30 April 2007 was $16,000 compared to cash used in the three months ended 30 April 2006 of $4.958 million. The variance in cash related to operating activities is due to the decrease in cash expenditures described above, and an increase in accounts payable balances at 30 April 2007.

Cash provided by financing activities for the three months ended 30 April 2007 was $39.902 million compared with cash provided of $10.419 million in the three months ended 30 April 2006. The 2008 first quarter activity was due to the closing of an equity offering in the period for net proceeds after all costs of $39.656 million (prior year - $nil) and changes in accounts payable balances relating to financing activities of $923,000 (prior year - $nil), partially offset by $500,000 scheduled repayment of debt (prior year $250,000) and financing costs of $177,000 relating to BNPP (prior year $nil). In the 2007 first quarter option and warrant exercises provided cash of $10.669 million.

Cash used in investing activities for the three months ended 30 April 2007 was $4.260 million compared with $5,000 in the three months ended 30 April 2006, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and restricted cash related to the Minnesota Power agreement.

Total cash for the three months ended 30 April 2007 increased by $35.658 million for a balance of $44.555 million compared to the three months ended 30 April 2006 where cash increased $5.546 million to a balance of $17.127 million.

c) Capital Expenditures

During the three months ended 30 April 2007 the Company capitalized $4.636 million (2006 - $5,000) of costs primarily directly related to site activity after the completion of the DFS and $177,000 ($2006 - $Nil) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Apr. 30 2007 $	Jan. 31 2007 $	Oct. 31 2006 $	July 31 2006 $	Apr. 30 2006 $	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	-	(1,708)	(3,441)	(3,695)	(4,273)	(3,772)	(1,167)
General and Administrative	(1,295)	(1,120)	(2,451)	(1,098)	(4,305)	(2,070)	(2,231)	(514)
Other Income (Expenses)	(398)	(466)	295	(26)	122	41	246	85
Net Loss	(897)	(1,586)	(3,864)	(4,565)	(7,878)	(6,289)	(5,757)	(1,596)
Loss per share	(0.01)	(0.01)	(0.03)	(0.04)	(0.07)	(0.08)	(0.07)	(0.02)

Significant items to report for the quarterly results are as follows:

The net loss included stock based compensation expense for the quarters ended:

1)	30 April 2007 - $391,000
2)	31 January 2007 - $61,000
3)	31 October 2006 - $524,000
4)	31 July 2006 - $349,000
5)	30 April 2006 - $3,789,000
6)	31 January 2006 - $1,602,000
7)	31 October 2005 - $1,605,000
8)	31 July 2005 - $130,000

Financing Activities

During the three months ended 30 April 2007 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

During the three months ended 30 April 2006 the Company issued:

i)	11,589,426 shares upon the exercise of warrants for proceeds of $10.238 million; and

ii)	1,070,000 shares upon the exercise of options for proceeds of $416,000.

Liquidity And Capital Resources

As at 30 April 2007 the Company had working capital of $40.368 million compared with $5.650 million at 31 January 2007 consisting primarily of cash of $44.555 million (31 January 2007 - $8.897 million); accounts payable and accrued liabilities of $2.948 million (31 January 2007 - $1.518 million) and the current portion of the note to Cliffs of $2.000 million (31 January 2007 - $2.000 million). The Company expects to pay the remaining balance of $11.362 million (31 January 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced.

As at 30 April 2007 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

As a result of the private placement as described above, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

(All figures in thousands of U.S. dollars)	Three months	Three
	ended	months
	30 April 2007	ended
		30 April 2006
Rent and office charges paid to a company of which the	12	14
president is a director

	12	14

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

None.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company first quarter commencing February 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as held for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 – Comprehensive Income. Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for- sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)	The adoption of Sections 1530 and 3855 does not have any impact on the opening equity and deficit of the Company.

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to either operations or mineral property, plant and equipment, depending on the primary focus of their activities, with the offsetting credit to contributed surplus, on a grade method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

During the quarter ended 31 October 2006, the Company re-examined its accounting for stock-based compensation and its accrual procedures. As a result of this re-examination, the Company determined that stock-based compensation and pre-feasibility expenses were inappropriately measured and recognized during the quarter ended 30 April 2006.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes for the quarter ended 30 April 2006 were as follows:

Line Item	As Previously	Revised
(All figures in Thousands of U.S. dollars except Loss per share)	Reported
Pre-feasibility costs	3,453	3,695
Stock-based compensation	1,952	3,789
General and administrative costs	2,345	4,305
Loss for the Period	5,675	7,878
Deficit	39,742	42,584
Loss per share	(0.05)	(0.07)
Accounts payable and accrued liabilities	491	799
Contributed surplus	5,860	7,697

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 8 June 2007, 136,564,975 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 8 June 2007:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	8,020,000	4.00	13 October 2008
Stock options	225,000	0.36	09 March 2009
Stock options	150,000	0.68	28 April 2009
Stock options	1,118,900	0.59	05 July 2009
Stock options	50,000	0.71	18 October 2009
Stock options	425,000	0.59	30 March 2010
Stock options	350,000	0.77	1 May 2010
Stock options	40,000	0.85	15 June 2010
Stock options	1,690,000	1.23	19 September 2010
Stock options	280,000	1.08	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	225,000	1.04	5 December 2010
Stock options	3,200,000	2.49	20 March 2011
Stock options	325,000	2.68	19 June 2011
Stock options	325,000	3.44	1 September 2011
Stock options	75,000	3.16	22 September 2011
Stock options	575,000	2.97	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012

Risk Factors

Risks Inherent in Mining

Exploration for and development of economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet Project, to some or all of its own and its subsidiaries'

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 30 April, 2007
US Funds

directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Exchange and the American Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration and development stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration and development companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com, www.sec.gov, and at the Company’s website www.polymetmining.com.